Exhibit 3.90
OnePointCity, L.L.C.
An Ohio Limited Liability Company
OPERATING AGREEMENT
August 2, 2007
          This Operating Agreement is adopted as of August 2, 2007, by GeoTrac, Inc., a Delaware corporation (the “Member”) in connection with the operation of OnePointCity, L.L.C., an Ohio limited liability company. Certain capitalized words used herein have the meanings set forth in Section 2 hereof.
1. ORGANIZATION
1.1	General. OnePointCity, L.L.C. (the “Company”) was formed as an Ohio limited liability company by the execution and filing of the Articles of Organization with the Ohio Secretary of State in accordance with Chapter 1705 of the Ohio Revised Code (the “Code”), and the rights and liabilities of the Member shall be as provided by such Code, as may be modified in this Agreement. In the event of a conflict between the provisions of the Code and the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Code specifically provides that an operating agreement may not change the provision in question.

1.2	Business Purpose. The Company may engage in any lawful business activity in which an Ohio limited liability company may engage, as determined from time to time by the Member, except that the Company shall not engage in the trust company business or in the business of banking or insurance.

1.3	Name and Address of Company. The business of the Company shall be conducted under the name “OnePointCity, L.L.C.”, and its principal office shall be located at the following address: 601 Riverside Avenue, Jacksonville, Florida 32204. The principal office address may be changed from time to time as directed by the Member.

1.4	Term. The term of this Agreement shall be coterminous with the period of duration of the Company as provided in the Articles of Organization, which is perpetual unless sooner terminated as provided in this Agreement.

1.5	Required Filings. The Member shall cause to be executed, filed, recorded, or published, such Articles and documents as may be required by this Agreement or by law in connection with the formation and operation of the Company.

1.6	Registered Agent. The Company’s initial registered agent shall be as provided in the Articles. The registered agent may be changed from time to time by the Member by causing the filing of the name of the new registered agent in accordance with the Code.

1.7	Tax Status. The Company shall be treated as a disregarded entity of the Member for federal and state income tax purposes.
2. DEFINITIONS
For purposes of this Agreement, the terms defined herein below shall have the following meaning unless the context clearly requires a different interpretation:
2.1	“Agreement” shall mean this Operating Agreement of the Company.

2.2	“Articles” shall mean the Articles of Organization of the Company filed with the Ohio Secretary of State, as may be amended from time to time.

2.3	“Capital Contributions” shall mean the contributions to the capital of the Company by the Member, as provided in Section 3.1 hereof.

2.4	“Code” shall mean the Ohio Revised Code including the Limited Liability Company provisions, codified in the Code under Section 1705.01, et seq., as may be amended from time to time.

2.5	“Company” shall refer to the limited liability company created pursuant to the Articles as governed by this Agreement.

2.6	“Distributions” shall mean any cash (or property to the extent applicable) distributed to the Member arising from his ownership in the Company.

2.7	“Member” shall mean GeoTrac, Inc., a Delaware corporation.

2.8	“Net Income” and “Net Losses” shall mean the net income and net losses, respectively, of the Company as determined for federal income tax purposes.
3. CAPITAL
3.1	Capital Contributions. The Member may make contributions to the capital of the Company from time to time in its sole and absolute discretion.

3.2	Interest. The Member shall not receive interest on its contributions to the capital of the Company.

4. FINANCIAL
4.1	Fiscal Year. The fiscal year of the Company shall end on December 31, unless the Member determines that some other fiscal year would be more appropriate and obtains the consent of the Internal Revenue Service to use that other fiscal year.

4.2	Expenses of the Company. The Company shall pay or reimburse to the Member any expenses incurred by the Member on behalf of the Company.

4.3	Net Income, Net Losses and Distribution. All Net Income and Net Losses shall be allocated to the Member. Cash and other assets shall be distributed at such times and in such amounts as determined by the Member in its sole discretion.
5. MANAGEMENT
5.1	Management of the Company. The operations and affairs of the Company shall be administered by the Member. The Member shall have all authority, rights, and powers conferred by law and those necessary or appropriate to carry out the purposes of the Company as set forth in Section 1.2.

5.2	Authority of the Member. The Member is an agent of the Company for the purpose of its business or affairs, and the act of the Member, including, but not limited to, the execution in the name of the Company, of any instrument, for the apparent purpose of carrying on in the usual way the business or affairs of the Company, binds the Company, unless the Member has, in fact, no authority to act for the Company in the particular matter and the person with whom the Member is dealing has actual knowledge of the fact that the member has no such authority.

5.3	Appointment and Duties of Officers.

(a)	Appointment of Officers. In connection with the management of the operations and affairs of the Company, the Member may, but is not required to, appoint officers of the Company. The officers of this Company may include a President, a Vice President, a Secretary, and a Chief Financial Officer. The Member, at its discretion, may also appoint such other officers, as it deems appropriate. Each officer shall exercise such powers and perform such duties as are prescribed herein or as determined by the Member. Any number of offices may be held by the same person. An officer need not be a Member of the Company.

(b)	Term of Office. The Member may appoint officers to serve for any period of time that it deems appropriate. Each officer shall hold office and perform such duties appurtenant thereto until he or she shall resign or shall be removed or otherwise be disqualified to serve, or until a successor to such office is appointed upon the expiration of his or her term if a term is specified.

(c)	Removal and Resignation. Any officer may be removed, either with or without cause, by the Member or by any officer upon whom such power of removal may be conferred by the Member (subject, in each case, to the rights, if any, of an officer under any contract of employment). Any officer may resign at any time by giving written notice to the Member or to the Secretary of the Company, without prejudice, however, to the rights, if any, of the Company under any contract to which such officer is a party. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(d)	Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled, if at all, in the manner prescribed in this Agreement for regular appointments to such office.

(e)	President. The President shall be the Chief Executive Officer of the Company and shall, subject to the control of the Member, have general supervision, direction, and control of the business and officers of the Company.

(f)	Vice President. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Member or, if not ranked, the Vice President designated by the Member, shall perform all the duties of the President, and when so acting shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Member.

(g)	Secretary. The Secretary shall record or cause to be recorded, and shall keep or cause to be kept, at the Company’s principal executive office and such other place as the Member may order, a book of minutes of written actions taken by the Member. The Secretary shall keep, or cause to be kept, at the Company’s principal executive office (i) a current list of the full name and last known business or residence address of each Member and of each holder of an economic interest in the Company, together with the Capital Contribution and the Percentage Interest of each Member, (ii) a copy of the Certificate, and all amendments thereto, (iii) copies of the Company’s federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years, (iv) a copy of this Agreement, and any amendments thereto, (v) copies of any written executed powers of attorney executed in relation to the Agreement and Certificate, (vi) copies of the financial statements of the Company, if any, for the six most recent fiscal years, and (vii) the books and records of the Company as they relate to the internal affairs of the Company for at least the current and past four fiscal years.

(h)	Chief Financial Officer. The Chief Financial Officer of the Company shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and Capital Accounts. The books of account shall at all reasonable times be open to inspection by the Member. The Chief Financial Officer shall deposit all monies and other valuables in the name and to the credit of the Company with such depositories as may be designated by the Member. The Chief Financial Officer shall disburse the funds of the Company as may be ordered by the Member, shall render to the President and the Member, whenever they request it, an account of all of his or her transactions as Chief Financial Officer and of the financial condition of the Company, and shall have such other powers and perform such other duties as may be prescribed by the Member.
6. LIABILITY OF THE MEMBER
6.1	Liability of Member. Except as specifically provided in the Code, the Member shall not be liable for the debts, liabilities, contracts, or any other obligations of the Company.
7. DISSOLUTION AND TERMINATION OF THE COMPANY
7.1	Events Causing Dissolution. Notwithstanding any provisions of the Code, the Company shall be dissolved and its affairs shall be wound up only upon the earliest to occur of the following events:
(a)	The written consent of the Member; or

(b)	Entry of a decree of judicial dissolution pursuant to the Code.
7.2	Filing of Dissolution Document. As soon as possible following the occurrence of any of the events specified in Section 7.1, the Member, or its legal representative, shall execute a Certificate of Dissolution in such form as shall be prescribed by the Ohio Secretary of State and file such Certificate as required by the Code.

7.3	Distribution on Dissolution. In the event of dissolution, the Member shall take full account of the Company’s assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining their fair value, or, if the assets cannot be sold, they shall be valued and distributed in kind, and shall apply and distribute the proceeds or assets in the following order: (a) To the payment of creditors of the Company; (b) To the creation of any reserves which the Member deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company; (c) To the repayment of any outstanding loans made by the Member to the Company; and (d) The remaining balance to the Member.
8. INDEMNIFICATION
8.1	General. The Company, its receiver or its trustee, shall indemnify, defend and save harmless the Member and officers of the Member and the Company from any claims, liability, loss or damage incurred by the Member by reason of any act performed or omitted to be performed by the Member in connection with the business of the Company, including costs and attorney’s fees and any amounts expended in the settlements of any claims of liability, loss or damage; provided that if the liability, loss or claim arises out of any action or inaction of the member: (a) the Member must have determined, in good faith, that its course of conduct was in the best interests of the Company; and (b) the action or inaction did not constitute fraud, breach of fiduciary duty, gross negligence or willful malfeasance by the Member; and, provided further, that the indemnification shall be recoverable only from the assets of the Company. The Company may, however purchase and pay for that insurance, including extended coverage liability and casualty and worker’s compensation, as would be customary for any person engaging in a similar business, and name the Member as additional or primary insured parties.

8.2	Advancement of Expenses. The Company shall advance all expenses incurred by the Member in connection with the investigation, defense, settlement or appeal of any civil or criminal action or proceeding referenced in Section 8.1 hereof. The Member shall repay such amounts advanced only if, and to the extent that, it shall ultimately be determined that the Member is not entitled to be indemnified by the Company as authorized hereby. The advances to be made hereunder shall be paid by the Company to the Member within ten (10) days following delivery of a written request therefore by the Member to the Company.
9. MISCELLANEOUS
9.1	Binding on Successors. This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the Member.

9.2	Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect.

9.3	Notices. All notices under this Agreement shall be in writing and shall be given to the person entitled thereto, by personal service, or by mail, first class postage prepaid and addressed to the address maintained by the Company for that person or at any other address that he or she specifies in writing.

9.4	Captions. Paragraph titles or captions contained in this Agreement are inserted only as a matter of convenient reference. The title and captions in no way define, limit, extend, or describe the scope of this Agreement nor the intent of any provision hereof.

9.5	Gender. Whenever required by the context, the masculine shall include the feminine and neuter genders, and vice versa; and the word “person” shall include a corporation, partnership, firm, or other form of association; the singular shall include the plural, and vice versa.

9.6	Choice of Law. Except as necessary to ensure compliance with the Code, this Agreement shall be construed under the laws of the State of Ohio as if this Agreement were executed in and to be performed entirely within Ohio.
     IN WITNESS WHEREOF, the undersigned, being the sole member of OnePointCity, LLC, has executed this Operating Agreement as of the date first above written.
     MEMBER
     GeoTrac, Inc.
     A Delaware corporation

By:	/s/ Todd C. Johnson Todd C. Johnson
Senior Vice President and Secretary